EXHIBIT 99.13

CONSENT OF EXPERT

Reference is made to the Annual Report on Form 40-F (the “Form 40-F”) of Cameco Corporation (the “Corporation”) to be filed with the United States Securities and Exchange Commission pursuant to the United States Securities Exchange Act of 1934, as amended.

I hereby consent to reference to my name and my involvement in the preparation of, or supervision of the preparation of, scientific and technical information in the following instances:

(a)	under the headings “Operations and Development Projects – Uranium Operating Properties – McArthur River/Key Lake”, “Operations and Development Projects – Uranium Operating Properties – Inkai”, “Operations and Development Projects – Uranium Development Project – Cigar Lake”, “Mineral Reserves and Resources” and “Governance – Interest of Experts” in the Corporation’s Annual Information Form for the year ended December 31, 2011 dated February 24, 2012 for the McArthur River/Key Lake, Inkai and Cigar Lake properties; and

(b)	under the heading “Mineral Reserves and Resources” in Management’s Discussion and Analysis of Financial Condition and Results of Operation for the year ended December 31, 2011 dated February 9, 2012 for the McArthur River/Key Lake, Cigar Lake and Inkai properties,

(collectively the “Technical Information”) in the Form 40-F, and to the inclusion and incorporation by reference of information derived from the Technical Information in the Form 40-F.

I also hereby consent to the incorporation by reference of such Technical Information in the registration statements (Nos. 333-11736, 333-6180 and 333-139165) on Form S-8 for the Cameco Corporation Stock Option Plan, and registration statement (No. 333-139324) on Form S-8 for the Cameco Corporation Employee Share Ownership Plan.

Sincerely,

/s/ Alain G. Mainville
Name:	Alain G. Mainville, P. Geo.
Title:	Director, Mineral Resources Management, Cameco Corporation

Date: February 24, 2012